SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

Carrie.li@sidley.com
(852) 2509-7886
[redacted]

BEIJING
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FOUNDED 1866

Our Ref: 19160-10100

April 11, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent Tingyi (Cayman Islands) Holding Corp. ("Tingyi"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Tingyi's exemption file number is 82-34910.

Enclosed please find an announcement which Tinyi is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Li

HK1 396903v.12

康師傅控股有限公司 *

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code : 322)

ANNOUNCEMENT

CHANGE OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG

The board of directors (the "Board") of Tingyi (Cayman Islands) Holding Corp. (the "Company") announces that the Company's principal place of business in Hong Kong will be changed to Suite 5607, 56/F., Central Plaza, 18 Harbour Road, Wanchai, Hong Kong with effect from 14 April 2008.

By order of the Board
Ip Pui Sum
Company Secretary

Hong Kong, 11 April 2008

As at the date of this announcement, Executive Directors of the Company are Wei Ing-Chou, Takeshi Ida, Ryo Yoshizawa, Wei Ying-Chiao, Wu Chung-Yi and Junichiro Ida; the Independent Non-Executive Directors of the Company are Hsu Shin-Chun, Lee Tiong-Hock and Michio Kuwahara.

* For identification purposes only

END